

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2022

Wayne Tupuola
Chief Executive Officer
Laser Photonics Corporation
1101 N. Keller Road, Suite G
Orlando, FL 32810

> **Re: Laser Photonics Corporation**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed March 24, 2022**
> **File No. 333-261129**

Dear Mr. Tupuola:

 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2022 letter.

Amendment No. 6 to Registration Statement on Form S-1 filed March 24, 2022

The warrants offered hereby designate the state and federal courts, page 28

1. Please revise the disclosure on page 28 as requested in prior comments 1 and 2. We note your revised disclosure on page 83.

   You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing

cc: Ernest M. Stern, Esq.